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                       ENACT Health Management Systems
                            1975 W El Camino Real
                                  Suite 306
                           Mountain View, Ca 94040

                               March 30, 1998


VIA EDGAR
---------

Securities and Exchange Commission
Mail Stop 3-5
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

        RE:  ENACT HEALTH MANAGEMENT SYSTEMS
             APPLICATION FOR WITHDRAWAL OF FORM 8-A
             FILE No. 000-23759

Ladies and Gentlemen:

        ENACT Health Management Systems, Inc. (the "Company") hereby applies for withdrawal of the Company's Registration Statement on Form 8-A, File No. 000-23759, filed with the Securities and Exchange Commission on February 9, 1998, and hereby requests that the Commission take appropriate action to cause such withdrawal to become effective immediately or as soon thereafter as practicable. Please be advised that the Company reserves the right to file another registration statement on Form 8-A for its Common Stock, $0.001 par value.

                                 Very truly yours,

                                 ENACT Health Management Systems, Inc.



                                 By:  /s/ Henry Evans
                                    -----------------------------------------
                                      Henry Evans
                                      Chief Financial Officer


cc:  Joseph Pascale, Securities and Exchange Commission
     J. Howard Clowes, Esq.
     Jeff Preusse, The Nasdaq Stock Market